Exhibit 99.1

News Release #07/2012
2012-02-23

Baja Mining Files Complaint Regarding Mount Kellett’s Trade Disclosure

Vancouver, February 23, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced that it has filed a complaint with the British Columbia Securities Commission regarding certain disclosure practices of Mount Kellett Master Fund II A LP and Mount Kellett Capital Management LP (together, “Mount Kellett”).

The complaint involves Mount Kellett’s failure to file early warning and insider trading reports last year after it acquired more than 10% of Baja’s shares. Baja believes Mount Kellett chose a less transparent form of disclosure as part of a stealth strategy to acquire control of Baja without paying a premium to all shareholders.

“The BC Securities Commission should take appropriate action in the event that it determines Mount Kellett contravened applicable securities laws by failing to comply with Canada’s Early Warning System,” said Giles Baynham, Chairman. “We are gravely concerned that Baja shareholders were disadvantaged by Mount Kellett’s lack of full transparency while it was accumulating shares last year.”

Mount Kellett, after reaching 10%, was obligated under Canada’s Early Warning System to file all of its trades and the prices paid for Baja shares. Mount Kellett was also obligated to distribute a news release after it reached 10% and should have issued follow-on news releases with each additional 2% acquired.

As previously disclosed, Mount Kellett has requisitioned a meeting of shareholders to change Baja’s Board. Baja believes Mount Kellett’s initiative is part of a creeping takeover plan. For a more complete explanation Baja urges shareholders to carefully read Baja’s Management Information Circular and related materials, which were mailed to shareholders and posted to Baja’s website and SEDAR.

Baja urges shareholders to vote AGAINST Mount Kellett’s director removal resolution, and AGAINST Mount Kellett’s Board expansion resolution. Baja urges shareholders to vote WITHHOLD for the two Mount Kellett nominees to the Board, Stephen Lehner (an employee of Mount Kellett) and Lorie Waisberg. Shareholders should vote only their GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

The complete letter of complaint to the BC Securities Commission follows (except for copies of Mount Kellett’s actual SEDAR filings, which are available at www.sedar.com under the Baja company profile).

British Columbia Securities Commission
701 West Georgia Street

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P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

Attention: Lang Evans, Director, Enforcement Division

Dear Mr. Evans

We, Baja Mining Corp. (“Baja”), are writing to express our grave concern regarding apparent contraventions of British Columbia early warning and insider reporting requirements by Mount Kellett Master Fund II A LP and Mount Kellett Capital Management LP (together, “Mount Kellett”)1.

We believe Mount Kellett committed the contraventions last year while acquiring an aggregate of 19.9% of Baja’s issued and outstanding common shares (the “Trades”). It is Baja’s belief that there are sellers of its shares who might have acted differently had they known that Mount Kellett was accumulating shares and intended to seek control.

After acquiring a 10% ownership position in Baja, Mount Kellett did not file insider reports via the System for Electronic Disclosure by Insiders (“SEDI”), and did not provide other public disclosure of its acquisitions required under applicable Canadian securities laws2, including:

  the distribution of a news release and filing on SEDAR of an early warning report on reaching the 10% ownership threshold; and

  the distribution of additional news releases and reports each time a further 2% of Baja’s outstanding shares was acquired (together, the “Early Warning System”).

The protections afforded to other investors by insider reporting requirements and the Early Warning System are crucial in ensuring that all shareholders are on a level playing field, and in particular in ensuring that smaller shareholders have the information they need to make informed decisions about their investments.

To ensure that this situation is not repeated, we ask that the BC Securities Commission investigate this matter and make such orders or provide such guidance as it feels appropriate, up to and including the imposition of sanctions against Mount Kellett.

Mount Kellett intended to control Baja but hid this from other shareholders

________________________

1 According to public filings, Mount Kellett Capital Management possesses the sole power to vote and the sole power to direct the disposition of securities of Baja held by Mount Kellett Master Fund II A LP.
2 NI 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”).

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We believe that Mount Kellett, a self-described opportunistic investor and manager of US$6 billion, made improper use of the alternate monthly reporting exemption available to eligible institutional investors under NI 62-103 – an exemption to which Mount Kellett is not entitled. When it made the Trades, Mount Kellett had designs on Baja which differ from those of the eligible institutional investors making the kind of passive investments contemplated by Part 4 of NI 62-103.

In Baja’s view, Mount Kellett’s designs were to become a “control person” (as the term is defined under Canadian law) in order to advance a creeping takeover of Baja without offering a premium to all shareholders. In support of Baja’s position with regard to the creeping takeover, Baja has provided a summary timeline of events as an Appendix to this letter.

Mount Kellett concealed its intention to seek control from the public, but revealed it privately to Baja in May 2011, when it twice asked (May 9, 2011 and May 25, 2011) for a special exemption from Baja’s shareholder rights plan so that it could acquire up to $125 million of Baja’s shares. Based on the trading price of Baja’s shares at the time, this would have been equivalent to more than 30% of Baja’s issued capital. If Mount Kellett was not already a control person of Baja, this would have caused it to become one.

Baja’s Board rejected both attempts by Mount Kellett to seek the exemption from the shareholder rights plan. Even so, having demonstrated its intent to take control, Mount Kellett should have been precluded from using the alternative monthly report system, which it used to avoid transparency regarding its accumulation. Mount Kellett should have begun filing insider reports and Early Warning System reports and news releases no later than May 9, 2011, having disclosed its intention to Baja on that date.

In fact, Baja now believes that Mount Kellett may have formed its intention to become a control person as early as the fall of 2010. At that time, Mount Kellett unsuccessfully attempted to negotiate a US$50 million private placement equity financing with Baja. The “strings-attached” financing would have included special rights for Mount Kellett, including pre-emptive rights to participate in any future equity financings to maintain its percentage shareholding and a right of first refusal to provide future equity financing.

In the context of Mount Kellett’s subsequent demands for special treatment, the offer of a “strings-attached” financing with features not available to other shareholders was in fact the initial expression of Mount Kellett’s intention to control Baja. Mount Kellett should have begun filing insider reports and Early Warning System news releases as soon as it achieved 10% ownership.

How Mount Kellett’s disclosure avoided full transparency

In Canada, Mount Kellett disclosed its acquisitions of Baja shares in four SEDAR filings using the alternative monthly report system. This method of disclosure was deliberately chosen by Mount Kellett because it is significantly less transparent than disclosure of the acquisitions under the Early Warning System and by the filing of insider reports on SEDI.

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Using the alternative monthly report system under NI 62-103, Mount Kellett made the following four SEDAR filings respecting the acquisitions by Mount Kellett:

#	Shares held	% of Baja’s total shares	Filing Date
1	55,111,600	16.4%	May 6, 2011
2	66,977,117	19.9%	June 10, 2011
3	67,461,117	19.9%	December 9, 2011
4	67,461,117	19.9%	February 10, 2012

Copies of these reports are enclosed with this letter.

Mount Kellett’s less transparent disclosure had the effect of denying important and timely information to other Baja shareholders. For example, Mount Kellett’s failure to file insider reports deprived other shareholders of knowledge of each trade, including the price Mount Kellett paid to acquire shares of Baja. And by failing to distribute news releases and file early warning reports, Mount Kellett minimized the ability of other Baja shareholders to note the accumulation or foresee that Mount Kellett could be positioning itself for an attempt to take a control position.

If Baja’s selling shareholders had been properly informed within five days of each trade, they might have acted differently. Instead, Mount Kellett suppressed disclosure of its purchases until long after the Trades had been effected and any investor had an opportunity to react. And when it did disclose its position, the disclosure was incomplete because Mount Kellett failed to report each individual Trade and prices of such Trades.

Although Mount Kellett has never disclosed when it crossed the 10% threshold, it did disclose in a filing it made on April 8, 2011 that it had acquired 11.9% of Baja’s shares. This disclosure is instructive because Mount Kellett did not make it in British Columbia, the primary jurisdiction for trading of Baja shares, or elsewhere in Canada. Instead, Mount Kellett provided this information by way of a filing only with the US Securities and Exchange Commission.

Investors in Canada, including those subject to the jurisdiction of the BC Securities Commission, had to wait another month to learn that Mount Kellett had become a substantial shareholder (except for those investors who happened to be monitoring SEC filings).

Is Mount Kellett an “Eligible Institutional Investor”?

Mount Kellett claims to be exempt from the early warning requirements (as such term is defined in NI 62-103) and entitled to file reports of acquisitions under the alternative monthly reporting system because it is an “eligible institutional investor”.

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We believe Mount Kellett relies on sub-paragraph (d) of the definition of “eligible institutional investor” in NI 62-103, which reads:

“an investment manager in relation to securities over which it exercises discretion to vote, acquire or dispose without the express consent of the beneficial owner, subject to applicable legal requirements, general investment policies, guidelines, objectives or restrictions.”

Properly construed, this definition does not include investors such as Mount Kellett – to the contrary, as we will discuss further below, investors such as Mount Kellett act in precisely the manner that motivates and necessitates the early warning system in the first place.

If sub-paragraph (d) of the definition were to apply to Mount Kellett, it would apply to any institutional investor. The features of the definition which are intended to distinguish “eligible” institutional investors from all institutional investors would be ignored.

Those features are described in sub-paragraph (d) by the requirement that the investment manager’s discretion be subject to “applicable legal requirements, general investment policies, guidelines, objectives or restrictions”. In our view, this is a clear indication that the definition is meant to describe investment managers making passive investments on behalf of third party beneficial owners to exceed the 10% ownership threshold without triggering the early warning and insider filing requirements normally applicable in respect of such acquisitions. For acquirors meeting the requirements of the exemption, a less onerous form of alternative monthly report is permitted.

The other classes of eligible institutional investors identified in the other sub-paragraphs of the definition include financial institutions, pension funds and mutual funds – indicative of the type of passive investor for which the alternative monthly reporting system is available.

Mount Kellett is not such an investor. It is an aggressive self-described opportunist possessing non-public information about Baja and engaged in an ongoing campaign to secure a control position in Baja.

Summary

The facts outlined in this letter represent exactly the type of scenario for which the early warning requirements and insider reporting requirements were designed. When it made the Trades, Mount Kellett had designs on Baja which differ from those of an investment manager making passive investments and which should preclude Mount Kellett from using the alternative monthly reporting to avoid transparency regarding its trades. Canadian investors in Baja should have been advised by Mount Kellett about Mount Kellett’s intentions and its Trades.

Instead, Mount Kellett hid behind a reporting exemption which should not be available to it to make acquisitions of Baja shares without public scrutiny, and the investing public was deprived of the ability to make decisions based on the information which the early warning reporting system and insider reporting system are intended to provide.

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Baja is deeply concerned that Mount Kellett’s conduct in acquiring Baja shares has deprived Baja shareholders of information and protection to which they were entitled. Baja believes the BC Securities Commission should provide such orders or such guidance as it feels appropriate, including the imposition of sanctions against Mount Kellett. Such action will send a message to any investors who might consider abusing the alternative monthly reporting system.

Thank you in advance for your consideration in this matter of utmost urgency. We would be happy to provide any additional information that you may require and discuss these issues further.

Yours Truly,
Baja Mining Corp.

“Giles Baynham”

Giles Baynham
Chairman

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Appendix: Timeline of Events

Dates	Event	Implication
September - November 2010	Mount Kellett conducts extensive due diligence and offers a ‘strings-attached” private placement equity financing	The “strings” indicate Mount Kellett was seeking control and wanted Baja to put Mount Kellett’s interest ahead of those of other Baja shareholders.
Unknown date prior to April 8, 2011	Mount Kellett acquires 10% of Baja’s shares
Based on Mount Kellett’s intention to seek control, it should have issued a news release and filed both an initial report on SEDI and an Early Warning System report on SEDAR. It did none of these things.

April 8, 2011	Mount Kellett discloses in a filing with the US Securities and Exchange Commission that it has acquired 11.9% of Baja’s shares
This US filing was not matched with a similar filing in Canada. As a result investors within the jurisdictions of Canadian regulators had to wait another month to know Mount Kellett had become a substantial shareholder (unless they happened to be monitoring SEC filings).

April 12, 2011	Mount Kellett declines Baja’s offer of a Board seat
Had Mount Kellett accepted a Board seat, Mount Kellett could no longer have pretended that it did not need to file insider reports and disclose its intentions in Canada. Given subsequent demands for Board representation, Baja believes Mount Kellett’s April 2011 position was intended to keep Baja’s Canadian shareholders in the dark as long as possible with regard to Mount Kellett’s creeping takeover plan.

May 6, 2011	Mount Kellett discloses by way of an alternative monthly report on SEDAR that it owns 16.4% of Baja’s shares.
By using a filing that is less transparent than the filings required by the Early Warning System and insider reporting rules, Mount Kellett pursued a creeping takeover strategy to accumulate shares and seek control.

	Mount Kellett privately begins to press for a Board seat.	The pressure for a Board seat, combined with other factors noted in this letter, further confirms Mount Kellett’s intention to seek control.

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May 9, 2011	Mount Kellett’s first private request for an exemption from the Shareholder Rights Plan to buy more than 30% of Baja’s shares.
Considering that 20% ownership would have deemed Mount Kellett a control person, the request clearly shows Mount Kellett’s intention to seek control by way of a creeping takeover without paying a premium for control. If there was any doubt before, Mount Kellett’s ineligibility to use the alternative monthly reporting system and to avoid filing insider reports was now clear.

May 25, 2011	Mount Kellett’s second private request for an exemption from the Shareholder Rights Plan to buy more than 30% of Baja’s shares.
June 10, 2011	Mount Kellett discloses by way of an alternative monthly report on SEDAR that it owns 19.9% of Baja’s shares.
By continuing to make less transparent filings than the filings it should have been making under the Early Warning System and in compliance with insider reporting requirements, Mount Kellett continued its creeping takeover stealth strategy to accumulate shares and seek control.

December 9, 2011	Mount Kellett discloses by way of an alternative monthly report on SEDAR that it has increased its ownership measured in total shares and still owns 19.9% of Baja’s shares
December 16, 2011
Mount Kellett discloses by way of a news release that it has requisitioned a meeting of Baja shareholders with the objective of placing two representatives, including a Mount Kellett employee, on Baja’s Board.
Mount Kellett initiates a proxy contest to advance its creeping takeover, having failed to persuade the Board to permit Mount Kellett to control Baja without offering a premium to all shareholders.

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About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

Laurel Hill Advisory Group
Toll-free 1-877-304-0211
Collect: 416-304-0211
assistance@laurelhill.com

Media:

Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006
jshaffer@longviewcomms.ca

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Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, including statements regarding potential actions of the BC Securities Commission, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate

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governmental authority.

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